UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    February 2013                                 File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 700 – 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5

(Address of principal executive offices)

1.

News Release dated February 28, 2013

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F   ___        FORM 40-F   _X_

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated:     February 28, 2013

Signed: /s/  "Greg McCunn"

Greg McCunn

Chief Financial Officer